DiDi Global Inc.

DiDi Xinchenghai

Building 1, Yard 6, North Ring Road, Tangjialing

Haidian District, Beijing

People’s Republic of China

September 15, 2023 VIA EDGAR Mr. Chris Dunham Mr. Kyle Wiley Division of Corporate Finance Disclosure Review Program U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	DiDi Global Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
File No. 001-40541

Dear Mr. Dunham and Mr. Wiley,

This letter sets forth the responses of DiDi Global Inc. (the “Company”) to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 172

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders, in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that it relied on the Schedule 13G beneficial ownership reports and the amendments thereto filed by the Company’s major shareholders (collectively, the “Beneficial Ownership Reports”) as well as the Company’s register of members. As such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports made by its shareholders, excluding the beneficial ownership reports filed by the Company’s directors and executive officers, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of February 28, 2023, other than the Softbank Vision Fund Entity, Uber Entity and Tencent Entities. Softbank Vision Fund Entity refers to SVF XKI Subco (Singapore) Pte. Ltd., Uber Entity refers to Uber International B.V., and Tencent Entities refer to THL A11 Limited, THL E Limited and Tencent Growthfund Limited. Based on the review of the Beneficial Ownership Reports:

●	Softbank Vision Fund L.P. is the managing member of SVF Holdings (UK) LLP, which is the sole owner of SVF Holdings (Singapore) Pte. Ltd., which in turn is the sole owner of SVF XKI Subco (Singapore) Pte. Ltd. SB Investment Advisers (UK) Limited has been appointed as alternative investment fund manager of Softbank Vision Fund L.P. There is no indication in the Beneficial Ownership Reports that SVF XKI Subco (Singapore) Pte. Ltd. is owned or controlled by a governmental entity of mainland China.

●	Uber International B.V. is a wholly-owned, indirect subsidiary of Uber Technologies, Inc., a company listed on the New York Stock Exchange. There is no indication in the Beneficial Ownership Reports that Uber International B.V. is owned or controlled by a governmental entity of mainland China.

●	All of THL A11 Limited, THL E Limited and Tencent Growthfund Limited are controlled by Tencent Holdings Limited, a company listed on the Hong Kong Stock Exchange. There is no indication in the Beneficial Ownership Reports that any of THL A11 Limited, THL E Limited and Tencent Growthfund Limited is owned or controlled by a governmental entity of mainland China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

Further, as disclosed in Exhibit 15.4 of the 2022 Form 20-F, Mr. Will Wei Cheng, the Company’s founder and chairman of the board of directors, and Ms. Jean Qing Liu, the Company’s co-founder and executive director, beneficially owned in terms of voting power of all of the Company’s issued Class B ordinary shares as of February 28, 2023. These Class B ordinary shares constituted 9.7% of the total issued and outstanding share capital of the Company and 51.7% of the aggregate voting power of the Company as of February 28, 2023.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and no governmental entities in mainland China have a controlling financial interest in the Company.

The jurisdictions in which the Company’s consolidated foreign operating entities (including its subsidiaries, the VIEs and the VIEs’ subsidiaries) as disclosed in Exhibit 8.1 of the 2022 Form 20-F (the “Consolidated Foreign Operating Entities”) are incorporated include mainland China, Hong Kong, the British Virgin Islands, Brazil, Mexico, and Singapore. The Company’s subsidiaries are either 100% wholly owned by, or partially owned but controlled by, the Company ultimately. The Company is the primary beneficiary of the VIEs and their subsidiaries. The Company has the power to direct the activities that most significantly impact the economic performance of the VIEs and their subsidiaries and the right to receive economic benefits from the VIEs and their subsidiaries that could potentially be significant to the VIEs and their subsidiaries. In addition, the ultimate beneficial owners of the VIEs as disclosed in Exhibit 8.1 of the 2022 Form 20-F are all natural persons. Therefore, the Company’s Consolidated Foreign Operating Entities are not owned or controlled by a governmental entity of mainland China, and no governmental entities in mainland China have a controlling financial interest in the Company’s Consolidated Foreign Operating Entities.

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits to the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Deutsche Bank Trust Company Americas, (ii) certain institutional investors and individual investors, and (iii) entities wholly owned by trusts established for the benefits of the Company’s employees. Deutsche Bank Trust Company Americas is the nominee for the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who owned 5% or more of the Company’s shares is a governmental entity in the Cayman Islands. In addition, the Company has also examined the public information pertaining to the institutional investors and individual investors. Based on publicly available information, such as the institutional investors’ websites, annual reports, and Beneficial Ownership Reports, none of them is known to the Company to be a governmental entity in the Cayman Islands. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands own shares of the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

The Company believes it is reasonable and sufficient to rely on its register of members and the Beneficial Ownership Reports, and it respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “DiDi Global Inc. or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s Consolidated Foreign Operating Entities are incorporated include mainland China, Hong Kong, the Cayman Islands, the British Virgin Islands, Brazil, Mexico, and Singapore. Except for the VIEs and their subsidiaries, Soda Technology Inc., Voyager Group Inc. and City Puzzle Holdings Limited, the Company holds 100% equity interests in the Consolidated Foreign Operating Entities.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

With respect to the VIEs and their subsidiaries, the Company is the primary beneficiary of the VIEs and their subsidiaries, as disclosed in the 2022 Form 20-F. All Consolidated Foreign Operating Entities that are subsidiaries of the VIEs are wholly owned by the VIEs, as applicable. In addition, the ultimate beneficial owners of the VIEs as disclosed in Exhibit 8.1 of the 2022 Form 20-F are all natural persons. Therefore, no governmental entities in mainland China own shares of the VIEs.

With respect to the Consolidated Foreign Operating Entities incorporated in mainland China that are not the VIEs and their subsidiaries, and the Consolidated Foreign Operating Entities incorporated in Hong Kong, the British Virgin Islands, Brazil, Mexico, and Singapore, the Company holds 100% of their equity interests. The Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Deutsche Bank Trust Company Americas, (ii) certain institutional investors and individual investors; and (iii) entities wholly owned by trusts established for the benefits of the Company’s employees. Deutsche Bank Trust Company Americas is the nominee for the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares. Based on such EDGAR public filings, none of the holders who owned 5% or more of the Company’s shares is a governmental entity in the mainland China, Hong Kong, the British Virgin Islands, Brazil, Mexico, or Singapore. In addition, the Company has also examined the public information pertaining to the institutional investors and individual investors. Based on publicly available information, such as the institutional investors’ websites, annual reports, and Beneficial Ownership Reports, none of them is known to the Company to be a governmental entity in the mainland China, Hong Kong, the British Virgin Islands, Brazil, Mexico, or Singapore. Therefore, to the Company’s knowledge, no governmental entities in mainland China, Hong Kong, the British Virgin Islands, Brazil, Mexico, or Singapore own shares of the Company’s Consolidated Foreign Operating Entities incorporated in the respective jurisdictions.

In terms of Soda Technology Inc., an entity incorporated in the Cayman Islands, 86.8% of its equity interests is ultimately held by the Company and the remaining 13.2% of its equity interests is ultimately held by certain institutional investors as of February 28, 2023. Based on publicly available information, such as these institutional investors’ websites and annual reports, as applicable, none of them is known to the Company to be a governmental entity in the Cayman Islands.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

In terms of Voyager Group Inc., an entity incorporated in the Cayman Islands, 70.4% of its equity interests is ultimately held by the Company and the remaining 29.6% of its equity interests is ultimately held by certain institutional investors as of February 28, 2023. Based on publicly available information, such as these institutional investors’ websites and annual reports, as applicable, none of them is known to the Company to be a governmental entity in the Cayman Islands.

In terms of City Puzzle Holdings Limited, an entity incorporated in the Cayman Islands, 58.5% of its equity interests is ultimately held by the Company and the remaining 41.5% of its equity interests is ultimately held by certain institutional investors and individual investors as of February 28, 2023. Based on publicly available information, such as these institutional investors’ websites and annual reports, as applicable, none of them is known to the Company to be a governmental entity in the Cayman Islands.

Therefore, to the Company’s knowledge and based on the analysis provided in the response to Comment #1, no governmental entities in mainland China, Hong Kong, the Cayman Islands, the British Virgin Islands, Brazil, Mexico, or Singapore own shares of the Company’s Consolidated Foreign Operating Entities.

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, based on the analysis in Comment #1 set out above, no governmental entities in mainland China have a controlling financial interest in the Company and the Company’s Consolidated Foreign Operating Entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company confirms that its articles and the articles of its Consolidated Foreign Operating Entities do not contain wording from any charter of the Chinese Communist Party.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

3.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of DiDi Global Inc.

The Company respectfully submits to the Staff that it has asked each of the directors of the Company to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company respectfully submits that, directors of the Company’s Consolidated Foreign Operating Entities are (i) directors of the Company or (ii) employees of the Company, its subsidiaries, and the VIEs. For directors of the Company, each director confirmed that he or she is not an official of the Chinese Communist Party based on the procedure described above. For directors that are employees of the Company or its subsidiaries or the VIEs, based on the employment profiles of the employees retained by the Company, the Company confirms that they are not officials of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications, such as affidavits as the basis of its submission.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its Consolidated Foreign Operating Entities do not contain wording from any charter of the Chinese Communist Party.

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Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 15, 2023

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 (10) 8304-3181 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Will Wei Cheng
Will Wei Cheng
Chief Executive Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP